SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )1

GoDaddy Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

380237107

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 14, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

_________________________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,853,899
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,853,899
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,853,899*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

PN

___________________________

* Includes 4,062,500 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,621,486
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,621,486
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,621,486*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

CO

___________________________

* Includes 3,286,203 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

Starboard Value and Opportunity S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		718,704
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

718,704
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

718,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

Starboard Value and Opportunity C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		432,691
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

432,691
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

432,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

Starboard Value R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		432,691
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

432,691
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

432,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE and opportunity master fund l lp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		301,190
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

301,190
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

301,190
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		301,190
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

301,190
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

301,190
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

Starboard Value R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		733,881
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

733,881
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

733,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD G FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,305,774
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,305,774
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,305,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE G GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,305,774
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,305,774
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,305,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

Starboard T Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,377,369
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,377,369
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,377,369
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,683,143
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,683,143
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,683,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,683,143
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,683,143
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,683,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,137,393
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,137,393
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,137,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,853,899
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,853,899
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,853,899*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

OO

___________________________

* Includes 4,062,500 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,853,899
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,853,899
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,853,899*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

PN

___________________________

* Includes 4,062,500 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,853,899
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,853,899
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,853,899*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

OO

___________________________

* Includes 4,062,500 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,853,899
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,853,899
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,853,899*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IN

___________________________

* Includes 4,062,500 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,853,899
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,853,899
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,853,899*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IN

___________________________

* Includes 4,062,500 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP No. 380237107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, par value $0.001 per share (the “Shares”), of GoDaddy Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2155 E. GoDaddy Way, Tempe, Arizona 85284.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;

(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;

(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;

(viii)	Starboard G Fund, L.P., a Delaware limited partnership (“Starboard G LP”), with respect to the Shares directly and beneficially owned by it;

(ix)	Starboard Value G GP, LLC (“Starboard G GP”), as the general partner of Starboard G LP;

(x)	Starboard T Fund LP, a Delaware limited partnership (“Starboard T LP”), with respect to the Shares directly and beneficially owned by it;

(xi)	Starboard Value A LP (“Starboard A LP”), as the managing member of Starboard G GP and the general partner of Starboard T LP;

(xii)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;

CUSIP No. 380237107

(xiii)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;

(xiv)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard G LP, Starboard T LP, Starboard X Master and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(xv)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(xvi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(xvii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(xviii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xix)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard G LP, Starboard G GP, Starboard T LP, Starboard A LP, Starboard A GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master, Starboard G LP, Starboard T LP and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard G LP, Starboard T LP, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard G GP serves as the general partner of Starboard G LP. Starboard A LP serves as the managing member of Starboard G GP and as the general partner of Starboard T LP. Starboard A GP serves as the general partner of Starboard A LP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

CUSIP No. 380237107

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard G LP, Starboard T LP, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.

The aggregate purchase price of the 1,335,283 Shares beneficially owned by Starboard V&O Fund is approximately $93,412,581, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 3,286,203 Shares by Starboard V&O Fund is approximately $229,252,052, excluding brokerage commissions. The aggregate purchase price of the 718,704 Shares beneficially owned by Starboard S LLC is approximately $50,342,180, excluding brokerage commissions. The aggregate purchase price of the 432,691 Shares beneficially owned by Starboard C LP is approximately $30,308,556, excluding brokerage commissions. The aggregate purchase price of the 301,190 Shares beneficially owned by Starboard L Master is approximately $21,099,586, excluding brokerage commissions. The aggregate purchase price of the 1,305,774 Shares beneficially owned by Starboard G LP is approximately $97,026,067, excluding brokerage commissions. The aggregate purchase price of the 1,377,369 Shares beneficially owned by Starboard T LP is approximately $97,947,578, excluding brokerage commissions. The aggregate purchase price of the 1,137,393 Shares beneficially owned by Starboard X Master is approximately $79,639,599, excluding brokerage commissions. The aggregate purchase price of the 182,995 Shares held in the Starboard Value LP Account is approximately $12,864,939, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts for the purchase of 776,297 Shares by Starboard Value LP through the Starboard Value LP Account is approximately $54,775,516, excluding brokerage commissions.

CUSIP No. 380237107

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 166,206,941 Shares outstanding, as of October 29, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

A.	Starboard V&O Fund

(a)	As of the close of business on December 24, 2021, Starboard V&O Fund beneficially owned 4,621,486 Shares, including 3,286,203 Shares underlying certain forward purchase contracts.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 4,621,486
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,621,486
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 380237107

B.	Starboard S LLC

(a)	As of the close of business on December 24, 2021, Starboard S LLC beneficially owned 718,704 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 718,704
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 718,704
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on December 24, 2021, Starboard C LP beneficially owned 432,691 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 432,691
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 432,691
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 432,691 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 432,691
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 432,691
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Starboard L Master

(a)	As of the close of business on December 24, 2021, Starboard L Master beneficially owned 301,190 Shares.

CUSIP No. 380237107

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 301,190
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 301,190
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Starboard L GP

(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 301,190 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 301,190
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 301,190
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 432,691 Shares owned by Starboard C LP and (ii) 301,190 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 733,881
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 733,881
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.	Starboard G LP

(a)	As of the close of business on December 24, 2021, Starboard G LP beneficially owned 1,305,774 Shares.

Percentage: Less than 1%

CUSIP No. 380237107

(b)	1. Sole power to vote or direct vote: 1,305,774
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,305,774
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard G LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I.	Starboard G GP

(a)	Starboard G GP, as the general partner of Starboard G LP, may be deemed the beneficial owner of the 1,305,774 Shares owned by Starboard G LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,305,774
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,305,774
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard G GP has not entered into any transaction in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard G LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Starboard T LP

(a)	As of the close of business on December 24, 2021, Starboard T LP beneficially owned 1,377,369 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,377,369
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,377,369
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard T LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

K.	Starboard A LP

(a)	Starboard A LP, as the managing member of Starboard G GP and the general partner of Starboard T LP, may be deemed the beneficial owner of the (i) 1,305,774 Shares owned by Starboard G LP and (ii) 1,377,369 Shares owned by Starboard T LP.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 2,683,143
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,683,143
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 380237107

(c)	Starboard A LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard G LP and Starboard T LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

L.	Starboard A GP

(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 1,305,774 Shares owned by Starboard G LP and (ii) 1,377,369 Shares owned by Starboard T LP.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 2,683,143
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,683,143
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard G LP and Starboard T LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

M.	Starboard X Master

(a)	As of the close of business on December 24, 2021, Starboard X Master beneficially owned 1,137,393 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,137,393
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,137,393
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

N.	Starboard Value LP

(a)	As of the close of business on December 24, 2021, 959,292 Shares were held in the Starboard Value LP Account, including 776,297 Shares underlying certain forward purchase contracts. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard G LP, Starboard T LP, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 4,621,486 Shares owned by Starboard V&O Fund, (ii) 718,704 Shares owned by Starboard S LLC, (iii) 432,691 Shares owned by Starboard C LP, (iv) 301,190 Shares owned by Starboard L Master, (v) 1,305,774 Shares owned by Starboard G LP, (vi) 1,377,369 Shares owned by Starboard T LP, (vii) 1,137,393 Shares owned by Starboard X Master and (viii) 959,292 Shares held in the Starboard Value LP Account.

CUSIP No. 380237107

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 10,853,899
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,853,899
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard G LP, Starboard T LP and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

O.	Starboard Value GP

(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 4,621,486 Shares owned by Starboard V&O Fund, (ii) 718,704 Shares owned by Starboard S LLC, (iii) 432,691 Shares owned by Starboard C LP, (iv) 301,190 Shares owned by Starboard L Master, (v) 1,305,774 Shares owned by Starboard G LP, (vi) 1,377,369 Shares owned by Starboard T LP, (vii) 1,137,393 Shares owned by Starboard X Master and (viii) 959,292 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 10,853,899
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,853,899
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard G LP, Starboard T LP and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

P.	Principal Co

(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 4,621,486 Shares owned by Starboard V&O Fund, (ii) 718,704 Shares owned by Starboard S LLC, (iii) 432,691 Shares owned by Starboard C LP, (iv) 301,190 Shares owned by Starboard L Master, (v) 1,305,774 Shares owned by Starboard G LP, (vi) 1,377,369 Shares owned by Starboard T LP, (vii) 1,137,393 Shares owned by Starboard X Master and (viii) 959,292 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 10,853,899
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,853,899
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 380237107

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard G LP, Starboard T LP and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Q.	Principal GP

(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 4,621,486 Shares owned by Starboard V&O Fund, (ii) 718,704 Shares owned by Starboard S LLC, (iii) 432,691 Shares owned by Starboard C LP, (iv) 301,190 Shares owned by Starboard L Master, (v) 1,305,774 Shares owned by Starboard G LP, (vi) 1,377,369 Shares owned by Starboard T LP, (vii) 1,137,393 Shares owned by Starboard X Master and (viii) 959,292 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 10,853,899
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,853,899
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard G LP, Starboard T LP and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

R.	Messrs. Smith and Feld

(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 4,621,486 Shares owned by Starboard V&O Fund, (ii) 718,704 Shares owned by Starboard S LLC, (iii) 432,691 Shares owned by Starboard C LP, (iv) 301,190 Shares owned by Starboard L Master, (v) 1,305,774 Shares owned by Starboard G LP, (vi) 1,377,369 Shares owned by Starboard T LP, (vii) 1,137,393 Shares owned by Starboard X Master and (viii) 959,292 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,853,899
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,853,899

CUSIP No. 380237107

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard G LP, Starboard T LP and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of Starboard V&O Fund and Starboard Value LP through the Starboard Value LP Account entered into forward purchase contracts with Bank of America as the counterparty providing for the purchase of an aggregate of 2,786,203 Shares and 776,297 Shares, respectively, having an aggregate purchase price of approximately $194,720,152 and $54,775,516, respectively (each a “BA Forward Contract”). Each of the BA Forward Contracts has a final valuation date of March 15, 2023, however, each of Starboard V&O Fund and Starboard Value LP through the Starboard Value LP Account has the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of the BA Forward Contracts provides for physical settlement. Until the settlement date, none of the BA Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

Starboard V&O Fund entered into forward purchase contracts with UBS as the counterparty providing for the purchase of an aggregate of 500,000 Shares having an aggregate purchase price of approximately $34,531,900 (each a “UBS Forward Contract”). Each of the UBS Forward Contracts has a final valuation date of June 15, 2023, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of the UBS Forward Contracts provides for physical settlement. Until the settlement date, none of the UBS Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

On December 27, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP No. 380237107

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard G Fund, L.P., Starboard Value G GP, LLC, Starboard T Fund LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated December 27, 2021.

99.2	Power of Attorney for Jeffrey C. Smith and Peter A. Feld, dated December 27, 2021.

CUSIP No. 380237107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

Starboard G Fund, L.P.

By: Starboard Value G GP, LLC,

its general partner

STARBOARD VALUE G GP, LLC

By: Starboard Value A LP,

its managing member

Starboard Value A LP

By: Starboard Value A GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value A GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

CUSIP No. 380237107

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America

Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 380237107

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Class A Common Stock	15,297	69.4961	10/28/2021
Purchase of Class A Common Stock	15,297	69.4961	10/28/2021
Purchase of Class A Common Stock	49,410	69.5957	10/29/2021
Purchase of Class A Common Stock	49,410	69.5957	10/29/2021
Purchase of Class A Common Stock	63,549	68.9784	11/01/2021
Purchase of Class A Common Stock	63,549	68.9784	11/01/2021
Purchase of Class A Common Stock	41,250	67.6780	11/02/2021
Purchase of Class A Common Stock	41,250	67.6780	11/02/2021
Purchase of Class A Common Stock	8,250	67.2817	11/03/2021
Purchase of Class A Common Stock	8,250	67.2817	11/03/2021
Purchase of Class A Common Stock	19,250	67.1793	11/03/2021
Purchase of Class A Common Stock	19,250	67.1793	11/03/2021
Sale of Class A Common Stock	(16,362)	75.6496	11/04/2021
Purchase of Class A Common Stock	6,539	74.3316	11/04/2021
Purchase of Class A Common Stock	6,539	74.3316	11/04/2021
Purchase of Class A Common Stock	82,500	73.1840	11/05/2021
Purchase of Class A Common Stock	82,500	73.1840	11/05/2021
Purchase of Class A Common Stock	52,918	71.4763	11/08/2021
Purchase of Class A Common Stock	52,918	71.4763	11/08/2021
Purchase of Class A Common Stock	2,082	71.3942	11/09/2021
Purchase of Class A Common Stock	2,082	71.3942	11/09/2021
Purchase of Class A Common Stock	6,875	71.0503	11/10/2021
Purchase of Class A Common Stock	6,875	71.0503	11/10/2021
Purchase of Class A Common Stock	75,625	70.8688	11/10/2021
Purchase of Class A Common Stock	75,625	70.8688	11/10/2021
Sale of Class A Common Stock	(250,000)	71.4558	11/11/2021
Purchase of Forward Contract	250,000	71.4821	11/11/2021
Purchase of Class A Common Stock	11,829	70.9028	11/12/2021
Purchase of Class A Common Stock	11,829	70.9028	11/12/2021
Purchase of Class A Common Stock	27,500	73.6940	11/16/2021
Purchase of Class A Common Stock	27,500	73.6940	11/16/2021
Sale of Class A Common Stock	(122,962)	73.7249	11/16/2021
Purchase of Class A Common Stock	21,646	73.4931	11/16/2021
Purchase of Class A Common Stock	21,646	73.4931	11/16/2021
Purchase of Forward Contract	122,962	73.7614	11/16/2021
Purchase of Class A Common Stock	2,608	72.6557	11/17/2021
Purchase of Class A Common Stock	2,608	72.6557	11/17/2021
Sale of Class A Common Stock	(124,241)	72.8015	11/17/2021
Purchase of Forward Contract	124,241	72.8290	11/17/2021
Purchase of Class A Common Stock	52,392	72.9644	11/17/2021
Purchase of Class A Common Stock	52,392	72.9644	11/17/2021
Purchase of Class A Common Stock	5,500	72.9700	11/18/2021

CUSIP No. 380237107

Purchase of Class A Common Stock	5,500	72.9700	11/18/2021
Purchase of Class A Common Stock	2,750	72.9150	11/18/2021
Purchase of Class A Common Stock	2,750	72.9150	11/18/2021
Purchase of Class A Common Stock	33,000	72.7233	11/18/2021
Purchase of Class A Common Stock	33,000	72.7233	11/18/2021
Purchase of Class A Common Stock	52,049	72.1600	11/19/2021
Purchase of Class A Common Stock	52,048	72.1600	11/19/2021
Purchase of Forward Contract	330,000	68.2838	11/22/2021
Purchase of Forward Contract	82,500	66.6857	11/23/2021
Purchase of Forward Contract	82,500	67.5659	11/24/2021
Sale of December 2021 Put Option ($62.50 Strike Price)[1]	(187,700)	0.7610	11/26/2021
Purchase of Forward Contract	110,000	66.9072	11/26/2021
Purchase of Class A Common Stock	22,421	69.0192	11/29/2021
Purchase of Class A Common Stock	22,420	69.0192	11/29/2021
Purchase of Forward Contract	137,500	68.5853	11/29/2021
Purchase of Forward Contract	250,000	69.9695	11/30/2021
Sale of Class A Common Stock	(250,000)	69.9390	11/30/2021
Purchase of Class A Common Stock	8,514	70.2687	11/30/2021
Purchase of Class A Common Stock	8,513	70.2687	11/30/2021
Purchase of Class A Common Stock	73,987	69.8384	11/30/2021
Purchase of Class A Common Stock	73,986	69.8384	11/30/2021
Purchase of Class A Common Stock	23,365	69.7650	12/01/2021
Purchase of Class A Common Stock	23,364	69.7650	12/01/2021
Purchase of Class A Common Stock	7,262	69.6358	12/01/2021
Purchase of Class A Common Stock	7,263	69.6358	12/01/2021
Sale of Class A Common Stock	(250,000)	69.2733	12/01/2021
Purchase of Forward Contract	250,000	69.3070	12/01/2021
Sale of December 2021 Put Option ($65.00 Strike Price)[2]	(129,600)	1.0500	12/01/2021
Purchase of Class A Common Stock	155,923	68.9718	12/01/2021
Purchase of Class A Common Stock	155,923	68.9718	12/01/2021
Sale of December 2021 Put Option ($65.00 Strike Price)[2]	(129,600)	0.9000	12/02/2021
Purchase of Class A Common Stock	18,469	69.1158	12/02/2021
Purchase of Class A Common Stock	18,469	69.1158	12/02/2021
Sale of Class A Common Stock	(400,000)	68.6294	12/02/2021
Purchase of Forward Contract	400,000	68.6562	12/02/2021
Purchase of Class A Common Stock	86,100	68.8194	12/02/2021
Purchase of Class A Common Stock	86,100	68.8194	12/02/2021
Purchase of Class A Common Stock	14,350	68.9968	12/03/2021
Purchase of Class A Common Stock	14,350	68.9968	12/03/2021
Purchase of Class A Common Stock	100,450	68.9916	12/03/2021
Purchase of Class A Common Stock	100,450	68.9916	12/03/2021
Purchase of Forward Contract	143,500	70.2347	12/06/2021
Sale of Class A Common Stock	(300,000)	72.1833	12/07/2021
Purchase of Forward Contract	300,000	72.2469	12/07/2021
Purchase of Class A Common Stock	28,700	71.2725	12/09/2021
Purchase of Class A Common Stock	28,700	71.2725	12/09/2021
Purchase of Class A Common Stock	5,109	71.7600	12/10/2021
Purchase of Class A Common Stock	5,109	71.7600	12/10/2021

CUSIP No. 380237107

Purchase of Class A Common Stock	3,329	71.1176	12/10/2021
Purchase of Class A Common Stock	3,329	71.1176	12/10/2021
Purchase of Class A Common Stock	33,393	71.1160	12/10/2021
Purchase of Class A Common Stock	33,393	71.1160	12/10/2021
Purchase of Forward Contract	200,000	72.1353	12/13/2021
Purchase of Class A Common Stock	11,583	71.4985	12/13/2021
Sale of Class A Common Stock	(200,000)	72.1193	12/13/2021
Purchase of Class A Common Stock	92,840	71.9200	12/13/2021
Purchase of Class A Common Stock	229,686	71.2111	12/14/2021
Purchase of Class A Common Stock	88,796	68.9722	12/15/2021
Sale of Class A Common Stock	(250,000)	68.7574	12/15/2021
Purchase of Forward Contract	250,000	68.8404	12/15/2021
Purchase of Class A Common Stock	12,144	70.2556	12/16/2021
Purchase of Class A Common Stock	115,678	69.5777	12/16/2021
Sale of Class A Common Stock	(250,000)	69.2811	12/16/2021
Purchase of Forward Contract	250,000	69.2872	12/16/2021
Purchase of Class A Common Stock	74,852	70.8844	12/17/2021
Purchase of Class A Common Stock	39,921	69.7793	12/17/2021
Purchase of Class A Common Stock	225,000	74.0318	12/23/2021
Sale of Forward Contract	(225,000)	73.9394	12/23/2021

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Class A Common Stock	5,071	69.4961	10/28/2021
Purchase of Class A Common Stock	16,380	69.5957	10/29/2021
Purchase of Class A Common Stock	21,029	68.9784	11/01/2021
Purchase of Class A Common Stock	13,650	67.6780	11/02/2021
Purchase of Class A Common Stock	2,730	67.2817	11/03/2021
Purchase of Class A Common Stock	6,370	67.1793	11/03/2021
Sale of Class A Common Stock	(2,720)	75.6496	11/04/2021
Purchase of Class A Common Stock	2,164	74.3316	11/04/2021
Purchase of Class A Common Stock	27,300	73.1840	11/05/2021
Purchase of Class A Common Stock	17,511	71.4763	11/08/2021
Purchase of Class A Common Stock	689	71.3942	11/09/2021
Purchase of Class A Common Stock	2,275	71.0503	11/10/2021
Purchase of Class A Common Stock	25,025	70.8688	11/10/2021
Purchase of Class A Common Stock	3,914	70.9028	11/12/2021
Purchase of Class A Common Stock	9,100	73.6940	11/16/2021
Sale of Class A Common Stock	(25,280)	73.7249	11/16/2021
Purchase of Class A Common Stock	7,163	73.4931	11/16/2021
Purchase of Forward Contract	25,280	73.7614	11/16/2021
Purchase of Class A Common Stock	863	72.6557	11/17/2021
Sale of Class A Common Stock	(25,058)	72.8015	11/17/2021
Purchase of Forward Contract	25,058	72.8290	11/17/2021
Purchase of Class A Common Stock	17,337	72.9644	11/17/2021
Purchase of Class A Common Stock	1,820	72.9700	11/18/2021
Purchase of Class A Common Stock	910	72.9150	11/18/2021
Purchase of Class A Common Stock	10,920	72.7233	11/18/2021
Purchase of Class A Common Stock	17,223	72.1600	11/19/2021
Purchase of Forward Contract	54,600	68.2838	11/22/2021
Purchase of Forward Contract	13,650	66.6857	11/23/2021

CUSIP No. 380237107

Purchase of Forward Contract	13,650	67.5659	11/24/2021
Sale of December 2021 Put Option ($62.50 Strike Price)[1]	(31,000)	0.7610	11/26/2021
Purchase of Forward Contract	18,200	66.9072	11/26/2021
Purchase of Class A Common Stock	7,419	69.0192	11/29/2021
Purchase of Forward Contract	22,750	68.5853	11/29/2021
Purchase of Class A Common Stock	2,817	70.2687	11/30/2021
Purchase of Class A Common Stock	24,483	69.8384	11/30/2021
Purchase of Class A Common Stock	7,083	69.7650	12/01/2021
Purchase of Class A Common Stock	2,201	69.6358	12/01/2021
Sale of December 2021 Put Option ($65.00 Strike Price)[2]	(19,700)	1.0500	12/01/2021
Purchase of Class A Common Stock	47,266	68.9718	12/01/2021
Sale of December 2021 Put Option ($65.00 Strike Price)[2]	(19,700)	0.9000	12/02/2021
Purchase of Class A Common Stock	5,599	69.1158	12/02/2021
Purchase of Class A Common Stock	26,100	68.8194	12/02/2021
Purchase of Class A Common Stock	4,350	68.9968	12/03/2021
Purchase of Class A Common Stock	30,450	68.9916	12/03/2021
Purchase of Forward Contract	21,750	70.2347	12/06/2021
Purchase of Class A Common Stock	8,700	71.2725	12/09/2021
Purchase of Class A Common Stock	1,548	71.7600	12/10/2021
Purchase of Class A Common Stock	1,009	71.1176	12/10/2021
Purchase of Class A Common Stock	10,123	71.1160	12/10/2021
Purchase of Class A Common Stock	1,756	71.4985	12/13/2021
Purchase of Class A Common Stock	14,071	71.9200	12/13/2021
Purchase of Class A Common Stock	29,904	71.2111	12/14/2021
Purchase of Class A Common Stock	13,458	68.9722	12/15/2021
Purchase of Class A Common Stock	1,840	70.2556	12/16/2021
Purchase of Class A Common Stock	17,533	69.5777	12/16/2021
Purchase of Class A Common Stock	223,338	70.0806	12/23/2021
Sale of Forward Contract	(223,338)	70.0275	12/23/2021

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Class A Common Stock	3,065	69.4961	10/28/2021
Purchase of Class A Common Stock	9,899	69.5957	10/29/2021
Purchase of Class A Common Stock	12,710	68.9784	11/01/2021
Purchase of Class A Common Stock	8,250	67.6780	11/02/2021
Purchase of Class A Common Stock	1,650	67.2817	11/03/2021
Purchase of Class A Common Stock	3,850	67.1793	11/03/2021
Sale of Class A Common Stock	(1,641)	75.6496	11/04/2021
Purchase of Class A Common Stock	1,308	74.3316	11/04/2021
Purchase of Class A Common Stock	16,500	73.1840	11/05/2021
Purchase of Class A Common Stock	10,584	71.4763	11/08/2021
Purchase of Class A Common Stock	416	71.3942	11/09/2021
Purchase of Class A Common Stock	1,375	71.0503	11/10/2021
Purchase of Class A Common Stock	15,125	70.8688	11/10/2021
Purchase of Class A Common Stock	2,366	70.9028	11/12/2021
Purchase of Class A Common Stock	5,500	73.6940	11/16/2021
Sale of Class A Common Stock	(15,280)	73.7249	11/16/2021

CUSIP No. 380237107

Purchase of Class A Common Stock	4,329	73.4931	11/16/2021
Purchase of Forward Contract	15,280	73.7614	11/16/2021
Purchase of Class A Common Stock	522	72.6557	11/17/2021
Sale of Class A Common Stock	(15,145)	72.8015	11/17/2021
Purchase of Forward Contract	15,145	72.8290	11/17/2021
Purchase of Class A Common Stock	10,478	72.9644	11/17/2021
Purchase of Class A Common Stock	1,100	72.9700	11/18/2021
Purchase of Class A Common Stock	550	72.9150	11/18/2021
Purchase of Class A Common Stock	6,600	72.7233	11/18/2021
Purchase of Class A Common Stock	10,410	72.1600	11/19/2021
Purchase of Forward Contract	33,000	68.2838	11/22/2021
Purchase of Forward Contract	8,250	66.6857	11/23/2021
Purchase of Forward Contract	8,250	67.5659	11/24/2021
Sale of December 2021 Put Option ($62.50 Strike Price)[1]	(18,800)	0.7610	11/26/2021
Purchase of Forward Contract	11,000	66.9072	11/26/2021
Purchase of Class A Common Stock	4,484	69.0192	11/29/2021
Purchase of Forward Contract	13,750	68.5853	11/29/2021
Purchase of Class A Common Stock	1,703	70.2687	11/30/2021
Purchase of Class A Common Stock	14,797	69.8384	11/30/2021
Purchase of Class A Common Stock	4,233	69.7650	12/01/2021
Purchase of Class A Common Stock	1,316	69.6358	12/01/2021
Sale of December 2021 Put Option ($65.00 Strike Price)[2]	(11,700)	1.0500	12/01/2021
Purchase of Class A Common Stock	28,251	68.9718	12/01/2021
Sale of December 2021 Put Option ($65.00 Strike Price)[2]	(11,700)	0.9000	12/02/2021
Purchase of Class A Common Stock	3,346	69.1158	12/02/2021
Purchase of Class A Common Stock	15,600	68.8194	12/02/2021
Purchase of Class A Common Stock	2,600	68.9968	12/03/2021
Purchase of Class A Common Stock	18,200	68.9916	12/03/2021
Purchase of Forward Contract	13,000	70.2347	12/06/2021
Purchase of Class A Common Stock	5,200	71.2725	12/09/2021
Purchase of Class A Common Stock	926	71.7600	12/10/2021
Purchase of Class A Common Stock	603	71.1176	12/10/2021
Purchase of Class A Common Stock	6,050	71.1160	12/10/2021
Purchase of Class A Common Stock	1,049	71.4985	12/13/2021
Purchase of Class A Common Stock	8,410	71.9200	12/13/2021
Purchase of Class A Common Stock	18,028	71.2111	12/14/2021
Purchase of Class A Common Stock	8,044	68.9722	12/15/2021
Purchase of Class A Common Stock	1,100	70.2556	12/16/2021
Purchase of Class A Common Stock	10,479	69.5777	12/16/2021
Purchase of Class A Common Stock	140,675	70.0792	12/23/2021
Sale of Forward Contract	(140,675)	70.0262	12/23/2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Class A Common Stock	2,118	69.4961	10/28/2021
Purchase of Class A Common Stock	6,840	69.5957	10/29/2021
Purchase of Class A Common Stock	8,781	68.9784	11/01/2021
Purchase of Class A Common Stock	5,700	67.6780	11/02/2021

CUSIP No. 380237107

Purchase of Class A Common Stock	1,140	67.2817	11/03/2021
Purchase of Class A Common Stock	2,660	67.1793	11/03/2021
Sale of Class A Common Stock	(1,135)	75.6496	11/04/2021
Purchase of Class A Common Stock	904	74.3316	11/04/2021
Purchase of Class A Common Stock	11,400	73.1840	11/05/2021
Purchase of Class A Common Stock	7,312	71.4763	11/08/2021
Purchase of Class A Common Stock	288	71.3942	11/09/2021
Purchase of Class A Common Stock	950	71.0503	11/10/2021
Purchase of Class A Common Stock	10,450	70.8688	11/10/2021
Purchase of Class A Common Stock	1,634	70.9028	11/12/2021
Purchase of Class A Common Stock	3,800	73.6940	11/16/2021
Sale of Class A Common Stock	(10,557)	73.7249	11/16/2021
Purchase of Class A Common Stock	2,991	73.4931	11/16/2021
Purchase of Forward Contract	10,557	73.7614	11/16/2021
Purchase of Class A Common Stock	360	72.6557	11/17/2021
Sale of Class A Common Stock	(10,464)	72.8015	11/17/2021
Purchase of Forward Contract	10,464	72.8290	11/17/2021
Purchase of Class A Common Stock	7,240	72.9644	11/17/2021
Purchase of Class A Common Stock	760	72.9700	11/18/2021
Purchase of Class A Common Stock	380	72.9150	11/18/2021
Purchase of Class A Common Stock	4,560	72.7233	11/18/2021
Purchase of Class A Common Stock	7,192	72.1600	11/19/2021
Purchase of Forward Contract	22,800	68.2838	11/22/2021
Purchase of Forward Contract	5,700	66.6857	11/23/2021
Purchase of Forward Contract	5,700	67.5659	11/24/2021
Sale of December 2021 Put Option ($62.50 Strike Price)[1]	(13,000)	0.7610	11/26/2021
Purchase of Forward Contract	7,600	66.9072	11/26/2021
Purchase of Class A Common Stock	3,098	69.0192	11/29/2021
Purchase of Forward Contract	9,500	68.5853	11/29/2021
Purchase of Class A Common Stock	1,176	70.2687	11/30/2021
Purchase of Class A Common Stock	10,224	69.8384	11/30/2021
Purchase of Class A Common Stock	2,931	69.7650	12/01/2021
Purchase of Class A Common Stock	911	69.6358	12/01/2021
Sale of December 2021 Put Option ($65.00 Strike Price)[2]	(8,100)	1.0500	12/01/2021
Purchase of Class A Common Stock	19,558	68.9718	12/01/2021
Sale of December 2021 Put Option ($65.00 Strike Price)[2]	(8,100)	0.9000	12/02/2021
Purchase of Class A Common Stock	2,317	69.1158	12/02/2021
Purchase of Class A Common Stock	10,800	68.8194	12/02/2021
Purchase of Class A Common Stock	1,800	68.9968	12/03/2021
Purchase of Class A Common Stock	12,600	68.9916	12/03/2021
Purchase of Forward Contract	9,000	70.2347	12/06/2021
Purchase of Class A Common Stock	3,600	71.2725	12/09/2021
Purchase of Class A Common Stock	641	71.7600	12/10/2021
Purchase of Class A Common Stock	418	71.1176	12/10/2021
Purchase of Class A Common Stock	4,189	71.1160	12/10/2021
Purchase of Class A Common Stock	727	71.4985	12/13/2021
Purchase of Class A Common Stock	5,823	71.9200	12/13/2021
Purchase of Class A Common Stock	14,405	71.2111	12/14/2021

CUSIP No. 380237107

Purchase of Class A Common Stock	5,569	68.9722	12/15/2021
Purchase of Class A Common Stock	762	70.2556	12/16/2021
Purchase of Class A Common Stock	7,255	69.5777	12/16/2021
Purchase of Class A Common Stock	97,321	70.0796	12/23/2021
Sale of Forward Contract	(97,321)	70.0265	12/23/2021

STARBOARD G FUND, L.P.

Purchase of Class A Common Stock	273,405	72.3445	12/20/2021
Purchase of Class A Common Stock	97,165	72.3875	12/20/2021
Purchase of Class A Common Stock	1,522	74.0481	12/21/2021
Purchase of Class A Common Stock	258,644	74.3671	12/21/2021
Purchase of Class A Common Stock	206,378	74.3466	12/21/2021
Purchase of Class A Common Stock	194	74.8850	12/22/2021
Purchase of Class A Common Stock	242,913	75.7460	12/23/2021
Purchase of Class A Common Stock	145,553	75.7115	12/23/2021
Purchase of Class A Common Stock	80,000	76.1016	12/23/2021

STARBOARD T FUND LP

Purchase of Class A Common Stock	43,020	71.4985	12/13/2021
Purchase of Class A Common Stock	344,814	71.9200	12/13/2021
Purchase of Class A Common Stock	615,925	71.2111	12/14/2021
Purchase of Class A Common Stock	102,163	68.9722	12/15/2021
Purchase of Class A Common Stock	11,444	70.2556	12/16/2021
Purchase of Class A Common Stock	109,011	69.5777	12/16/2021
Purchase of Class A Common Stock	75,148	70.8844	12/17/2021
Purchase of Class A Common Stock	40,079	69.7793	12/17/2021
Purchase of Class A Common Stock	7,977	72.3445	12/20/2021
Purchase of Class A Common Stock	2,835	72.3875	12/20/2021
Purchase of Class A Common Stock	44	74.0481	12/21/2021
Purchase of Class A Common Stock	7,547	74.3671	12/21/2021
Purchase of Class A Common Stock	6,022	74.3466	12/21/2021
Purchase of Class A Common Stock	6	74.8850	12/22/2021
Purchase of Class A Common Stock	7,087	75.7460	12/23/2021
Purchase of Class A Common Stock	4,247	75.7115	12/23/2021

STARBOARD X MASTER FUND LTD

Purchase of Class A Common Stock	8,024	69.4961	10/28/2021
Purchase of Class A Common Stock	25,921	69.5957	10/29/2021
Purchase of Class A Common Stock	33,507	68.9784	11/01/2021
Purchase of Class A Common Stock	21,750	67.6780	11/02/2021
Purchase of Class A Common Stock	4,350	67.2817	11/03/2021
Purchase of Class A Common Stock	10,150	67.1793	11/03/2021
Sale of Class A Common Stock	(4,294)	75.6496	11/04/2021
Purchase of Class A Common Stock	3,448	74.3316	11/04/2021
Purchase of Class A Common Stock	43,500	73.1840	11/05/2021
Purchase of Class A Common Stock	27,903	71.4763	11/08/2021
Purchase of Class A Common Stock	1,097	71.3942	11/09/2021
Purchase of Class A Common Stock	3,625	71.0503	11/10/2021

CUSIP No. 380237107

Purchase of Class A Common Stock	39,875	70.8688	11/10/2021
Purchase of Class A Common Stock	6,237	70.9028	11/12/2021
Purchase of Class A Common Stock	14,500	73.6940	11/16/2021
Sale of Class A Common Stock	(42,068)	73.7249	11/16/2021
Purchase of Class A Common Stock	11,413	73.4931	11/16/2021
Purchase of Forward Contract	42,068	73.7614	11/16/2021
Purchase of Class A Common Stock	1,375	72.6557	11/17/2021
Sale of Class A Common Stock	(41,556)	72.8015	11/17/2021
Purchase of Forward Contract	41,556	72.8290	11/17/2021
Purchase of Class A Common Stock	27,625	72.9644	11/17/2021
Purchase of Class A Common Stock	2,900	72.9700	11/18/2021
Purchase of Class A Common Stock	1,450	72.9150	11/18/2021
Purchase of Class A Common Stock	17,400	72.7233	11/18/2021
Purchase of Class A Common Stock	27,444	72.1600	11/19/2021
Purchase of Forward Contract	87,000	68.2838	11/22/2021
Purchase of Forward Contract	21,750	66.6857	11/23/2021
Purchase of Forward Contract	21,750	67.5659	11/24/2021
Sale of December 2021 Put Option ($62.50 Strike Price)[1]	(49,500)	0.7610	11/26/2021
Purchase of Forward Contract	29,000	66.9072	11/26/2021
Purchase of Class A Common Stock	11,822	69.0192	11/29/2021
Purchase of Forward Contract	36,250	68.5853	11/29/2021
Purchase of Class A Common Stock	4,489	70.2687	11/30/2021
Purchase of Class A Common Stock	39,011	69.8384	11/30/2021
Purchase of Class A Common Stock	11,153	69.7650	12/01/2021
Purchase of Class A Common Stock	3,467	69.6358	12/01/2021
Sale of December 2021 Put Option ($65.00 Strike Price)[2]	(30,900)	1.0500	12/01/2021
Purchase of Class A Common Stock	74,430	68.9718	12/01/2021
Sale of December 2021 Put Option ($65.00 Strike Price)[2]	(30,900)	0.9000	12/02/2021
Purchase of Class A Common Stock	8,816	69.1158	12/02/2021
Purchase of Class A Common Stock	41,100	68.8194	12/02/2021
Purchase of Class A Common Stock	6,850	68.9968	12/03/2021
Purchase of Class A Common Stock	47,950	68.9916	12/03/2021
Purchase of Forward Contract	34,250	70.2347	12/06/2021
Purchase of Class A Common Stock	13,700	71.2725	12/09/2021
Purchase of Class A Common Stock	2,438	71.7600	12/10/2021
Purchase of Class A Common Stock	1,589	71.1176	12/10/2021
Purchase of Class A Common Stock	15,940	71.1160	12/10/2021
Purchase of Class A Common Stock	2,765	71.4985	12/13/2021
Purchase of Class A Common Stock	22,158	71.9200	12/13/2021
Purchase of Class A Common Stock	46,435	71.2111	12/14/2021
Purchase of Class A Common Stock	21,194	68.9722	12/15/2021
Purchase of Class A Common Stock	2,898	70.2556	12/16/2021
Purchase of Class A Common Stock	27,609	69.5777	12/16/2021
Purchase of Class A Common Stock	357,224	69.9918	12/23/2021
Sale of Forward Contract	(357,224)	69.9422	12/23/2021

CUSIP No. 380237107

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Class A Common Stock	6,854	69.4961	10/28/2021
Purchase of Class A Common Stock	22,140	69.5957	10/29/2021
Purchase of Class A Common Stock	27,961	68.9784	11/01/2021
Purchase of Class A Common Stock	18,150	67.6780	11/02/2021
Purchase of Class A Common Stock	3,630	67.2817	11/03/2021
Purchase of Class A Common Stock	8,470	67.1793	11/03/2021
Sale of Class A Common Stock	(3,648)	75.6496	11/04/2021
Purchase of Class A Common Stock	2,877	74.3316	11/04/2021
Purchase of Class A Common Stock	36,300	73.1840	11/05/2021
Purchase of Class A Common Stock	23,284	71.4763	11/08/2021
Purchase of Class A Common Stock	916	71.3942	11/09/2021
Purchase of Class A Common Stock	3,025	71.0503	11/10/2021
Purchase of Class A Common Stock	33,275	70.8688	11/10/2021
Purchase of Class A Common Stock	5,205	70.9028	11/12/2021
Purchase of Class A Common Stock	12,100	73.6940	11/16/2021
Sale of Class A Common Stock	(33,853)	73.7249	11/16/2021
Purchase of Class A Common Stock	9,524	73.4931	11/16/2021
Purchase of Forward Contract	33,853	73.7614	11/16/2021
Purchase of Class A Common Stock	1,148	72.6557	11/17/2021
Sale of Class A Common Stock	(33,536)	72.8015	11/17/2021
Purchase of Forward Contract	33,536	72.8290	11/17/2021
Purchase of Class A Common Stock	23,052	72.9644	11/17/2021
Purchase of Class A Common Stock	2,420	72.9700	11/18/2021
Purchase of Class A Common Stock	1,210	72.9150	11/18/2021
Purchase of Class A Common Stock	14,520	72.7233	11/18/2021
Purchase of Class A Common Stock	22,901	72.1600	11/19/2021
Purchase of Forward Contract	72,600	68.2838	11/22/2021
Purchase of Forward Contract	18,150	66.6857	11/23/2021
Purchase of Forward Contract	18,150	67.5659	11/24/2021
Purchase of Forward Contract	24,200	66.9072	11/26/2021
Purchase of Class A Common Stock	9,865	69.0192	11/29/2021
Purchase of Forward Contract	30,250	68.5853	11/29/2021
Purchase of Class A Common Stock	3,746	70.2687	11/30/2021
Purchase of Class A Common Stock	32,554	69.8384	11/30/2021
Purchase of Class A Common Stock	9,281	69.7650	12/01/2021
Purchase of Class A Common Stock	2,885	69.6358	12/01/2021
Purchase of Class A Common Stock	61,934	68.9718	12/01/2021
Purchase of Class A Common Stock	7,336	69.1158	12/02/2021
Purchase of Class A Common Stock	34,200	68.8194	12/02/2021
Sale of Class A Common Stock	(225,000)	69.2955	12/03/2021
Purchase of Forward Contract	225,000	69.3602	12/03/2021
Purchase of Class A Common Stock	5,700	68.9968	12/03/2021
Purchase of Class A Common Stock	39,900	68.9916	12/03/2021
Sale of Class A Common Stock	(241,058)	68.9785	12/06/2021
Purchase of Forward Contract	241,058	69.0239	12/06/2021
Purchase of Forward Contract	28,500	70.2347	12/06/2021
Purchase of Class A Common Stock	11,400	71.2725	12/09/2021
Purchase of Class A Common Stock	2,029	71.7600	12/10/2021
Purchase of Class A Common Stock	1,323	71.1176	12/10/2021
Purchase of Class A Common Stock	13,264	71.1160	12/10/2021

CUSIP No. 380237107

Purchase of Class A Common Stock	2,300	71.4985	12/13/2021
Purchase of Class A Common Stock	18,439	71.9200	12/13/2021
Purchase of Class A Common Stock	45,617	71.2111	12/14/2021
Purchase of Class A Common Stock	17,636	68.9722	12/15/2021
Purchase of Class A Common Stock	2,412	70.2556	12/16/2021
Purchase of Class A Common Stock	22,975	69.5777	12/16/2021

 _______________________________

1 Represents Shares underlying American-style put options sold short in the over the counter market. These put options had an exercise price of $62.50 per Share and expired on December 17, 2021.

2 Represents Shares underlying American-style put options sold short in the over the counter market. These put options had an exercise price of $65.00 per Share and expired on December 17, 2021.